

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE | Real Estate Interval Fund

Introducing the Fundrise Real Estate Interval Fund

New fund to become our flagship fund, aiming to provide investors with greater diversification, lower overall costs, and improved access to liquidity.

DEC 29, 2020

Editor's note: *The following letter was distributed by Fundrise Advisors to its clients on December 29, 2020, to inform them of the upcoming launch of the Fundrise Real Estate Interval Fund, LLC (the Fund). It has been made available as a supplemental resource for prospective investors in the Fund. Investors should carefully consider the investment objective, risk, charges, and expenses of the Fund before investing. The prospectus for the Fund contains this and other information and can be obtained by emailing investments@fundrise.com or by referring to fundriseintervalfund.com. The prospectus should be read carefully before investing in the Fund.*

Key takeaways

- New Fundrise Real Estate Interval Fund to become flagship fund, aiming to provide investors with greater diversification, lower overall costs, and improved access to liquidity.
- No action is needed — new investments will automatically be allocated to the Interval Fund based upon an investor's account level and plan type.

We are excited to announce a major upgrade coming to your portfolio in the new year: the launch of the **Fundrise Real Estate Interval Fund**, a new flagship fund which will power the core of our investment portfolios going forward.

If you've been investing with us for a while, then you know that we are constantly working to improve the overall Fundrise experience, using technology to reduce costs, cut out unnecessary middlemen, and make investing simpler and more efficient.

As a result, we've created an almost entirely independent ecosystem built around our proprietary investment funds, which act as the "building blocks" of each investor's portfolio. These funds are unique to the Fundrise platform and are designed to seamlessly connect our technology platform with our investment strategies.

This means that unlike most other investing apps where, regardless of which one you choose, you are ultimately investing in the same set of underlying stocks and index funds, **when you invest with Fundrise you are truly investing in something different, that you cannot get anywhere else**.

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

Over the years, we have continuously pioneered new investment models, working through various complex regulatory processes to create first-of-their kind investment opportunities that are specifically designed to offer our growing community of individual investors — today more than 150,000 strong — better access to institutional-quality investments.

We are therefore pleased to announce that, after nearly two years of work to make it possible, we expect to launch the Fundrise Real Estate Interval Fund as a core part of our plan allocations beginning in January.

Your Fundrise portfolio, only better

The Fundrise Real Estate Interval Fund is an Investment Company that is registered under the Investment Company Act of 1940, similar to traditional mutual funds that you (or your parents) may be more familiar with. Like many of our existing funds, it is a non-traded continuously offering fund that provides quarterly liquidity and intends to operate as a REIT for tax purposes.

To our knowledge, it is the first publicly registered interval fund specifically focused on investments in real estate that is available directly online (i.e., not sold through intermediary investment brokers or salespeople).

What makes it different from our other funds?

- **It is bigger:** The Interval Fund has a target initial offering of $1 billion with no cap on its total offering capacity. This means the Interval Fund is capable of holding more assets than our other funds, which should translate to greater overall diversification with a single investment.

- **It offers improved access to liquidity:** The Interval Fund will offer quarterly liquidity (in the form of quarterly repurchase offers) with **zero penalty or cost** associated with liquidating Interval Fund shares. Additionally, the Interval Fund is required to hold a minority of its assets in liquid securities in an amount sufficient to meet its stated quarterly repurchase threshold.

- **It prices daily:** Unlike some of our other funds that generally update their net asset value (NAV) on either a quarterly or semi-annual basis, the Interval Fund has daily NAV pricing, with the purchase price and repurchase price for shares adjusting to match the fund's NAV.

All the benefits you currently enjoy

We expect the Interval Fund to become a core piece of our investment portfolios with an investor's allocation being based upon their individual account level and plan type. As with all of our investment funds, investors can expect to receive the same key benefits they currently enjoy, including:

- **Low fees:** The interval fund will have the same 0.85% annual asset management fee as our other funds with **no additional performance fees, carried interest, or promote**.

- **Quarterly distributions:** Investors should expect to continue to receive distributions following the end of each quarter. Your dividend reinvestment preference for your overall Fundrise account will continue to apply.

- **Regular asset updates:** Track your performance and watch as we acquire, improve, and operate properties across the country on your behalf.

- **Hassle-free tax reporting:** Like many of our other funds, the Interval Fund intends to elect to be treated as a real estate investment trust (REIT) for tax purposes, so investors should expect to receive a 1099-DIV annually.

In short, much like a new smartphone with greater processing power or a car with better gas mileage, the Interval Fund launch should provide investors with a seamless transition to improved performance with the same overall quality of experience.

As always, we are interested in any questions or feedback you may have as an investor. Please don't hesitate to reach out to our team at investments@fundrise.com. We look forward to continuing to serve you as we work together to build a better financial ecosystem.

Onward.

Frequently asked questions

What is an interval fund?

An interval fund is a type of investment company whose shares are not traded on an exchange, but instead offers a limited degree of liquidity to investors by offering to buy back a percentage of outstanding shares at regular intervals (in this case, quarterly). For more in-depth information about interval funds, we suggest you review this article published by the SEC.

How does the launch impact my existing portfolio?

As with the launch of other new funds in the past, the launch of the interval fund will not impact any of your existing investments. However, you can expect a portion of new dollars you add to your Fundrise portfolio (via auto-invest, one-time investment, or dividend reinvestment) to be allocated to the Interval Fund based on your account level and plan type.

Is the Fund a REIT?

Yes. Like many of our other funds, the Interval Fund intends to elect to be taxed as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986.

What is the Fund's investment objective?

The Interval Fund has a Balanced investment objective, seeking to generate current income along with long-term capital appreciation.

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

Can I invest in the Fund through my IRA?

Yes. Like our other accounts, investors who have an IRA account can expect to have a portion of any new contributions allocated to the Interval Fund.

How often is NAV updated?

NAV is updated at the end of each business day (to be specific, after market close on each day that the New York Stock Exchange is open).

Where can I learn more about the Fund?

Investors are encouraged to review the full Prospectus, including the attached Statement of Additional Information, to learn more.

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE | Real Estate Interval Fund

Introducing the Fundrise Real Estate Interval Fund

Innovative new real estate fund intended to offer direct, low-cost access to institutional quality properties.

COMING SOON



Overview

Objective
Balanced

Geographic focus
National

Current NAV per share
$10.00

Current distribution rate[1]
0.00%

Tax reporting
Form 1099-DIV

Note: Investors should carefully consider the investment objective, risk, charges and expenses of the Fund before investing. The prospectus for the Fund contains this and other information, and can be obtained on the SEC EDGAR website, or by emailing investments@fundrise.com. The prospectus should be read carefully before investing in the Fund.

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund.

The Fund intends to elect to be taxed as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. There can be no assurance that the Fund will achieve its investment objective.

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified portfolio of private real estate and publicly traded real estate-related investments. Such investments may be comprised of the following primary asset classes: (i) private commercial real estate ("CRE") investments, primarily in the form of equity and debt ("Private CRE"), and (ii) publicly traded real estate debt and equity securities ("Publicly Traded Real Estate Securities"). The CRE assets underlying the Fund's Private CRE and Publicly Traded Real Estate Securities include office, retail, multifamily residential and industrial properties.

View full prospectus

Fund holdings

The Fundrise Real Estate Interval Fund recently began ramping up and has not yet acquired

its first project. Investors in the Fund can expect timely reporting on any acquisitions, significant progress, and payoffs.

Historical performance

Performance data is not yet available. To learn more, see the Prospectus and Statement of Additional Information in the Literature section below.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.



Prospectus
EDGAR SEC link



Statement of Additional Information
EDGAR SEC link

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad



FUNDRISE | Real Estate Interval Fund

Introducing the Fundrise Real Estate Interval Fund

Innovative new real estate fund intended to offer direct, low-cost access to institutional quality properties.

INQUIRE

Overview

Objective	
Balanced	
Geographic focus	
National	
Current NAV per share	
$10.00	
Current distribution rate[1]	
0.00%	
Tax reporting	
Form 1099-DIV	

Note: Investors should carefully consider the investment objective, risk, charges and expenses of the Fund before investing. The prospectus for the Fund contains this and other information, and can be obtained on the SEC EDGAR website, or by emailing investments@fundrise.com. The prospectus should be read carefully before investing in the Fund.

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund.

The Fund intends to elect to be taxed as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. There can be no assurance that the Fund will achieve its investment objective.

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified portfolio of private real estate and publicly traded real estate-related investments. Such investments may be comprised of the following primary asset classes: (i) private commercial real estate ("CRE") investments, primarily in the form of equity and debt ("Private CRE"), and (ii) publicly traded real estate debt and equity securities ("Publicly Traded Real Estate Securities"). The CRE assets underlying the Fund's Private CRE and Publicly Traded Real Estate Securities include office, retail, multifamily residential and industrial properties.

View full prospectus

Fund holdings

The Fundrise Real Estate Interval Fund recently began ramping up and has not yet acquired





its first project. Investors in the Fund can expect timely reporting on any acquisitions, significant progress, and payoffs.

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

Historical performance

Performance data is not yet available. To learn more, see the Prospectus and Statement of Additional Information in the Literature section below.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

Prospectus
EDGAR SEC link

Statement of Additional Information
EDGAR SEC link

1. Current distribution rate is expressed as a percentage equal to the currently declared distribution amount on an annualized basis (which is calculated by annualizing the current daily cash dividend per share without compounding), divided by the relevant net asset value per share. The current distribution rate shown may be rounded.

A portion of distributions may be a direct result of expense support payments provided by Fundrise Advisors, which are subject to repayment by the Fund within three years. The purpose of this arrangement is to ensure that the Fund bears an appropriate level of expenses. Any such distributions may not be entirely based on investment performance and can only be sustained if positive investment performance is achieved in future periods and/or Fundrise Advisors continues to make such expense support payments. Future repayments will reduce cash otherwise potentially available for distributions. There can be no assurance that such performance will be achieved in order to sustain these distributions. Fundrise Advisors has no obligation to provide expense support payments in future periods.

The Fund may fund distributions from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital, as well as net income from operations, capital and non-capital gains from the sale of assets, dividends or distributions from equity investments and expense support payments from Fundrise Advisors, which are subject to repayment. The sources of distributions may vary periodically. Please refer to the semi-annual or annual reports that will be filed with the SEC for the sources of distributions.

The Fund may be purchased as either part of an investment plan by Fundrise Advisors or individually.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

FUNDRISE | Real Estate Interval Fund

Introducing the Fundrise Real Estate Interval Fund

Innovative new real estate fund intended to offer direct, low-cost access to institutional quality properties.

INVEST HERE



Overview

Objective
Balanced

Geographic focus
National

Current NAV per share
$10.00

Current distribution rate[1]
0.00%

Tax reporting
Form 1099-DIV

Note: Investors should carefully consider the investment objective, risk, charges and expenses of the Fund before investing. The prospectus for the Fund contains this and other information, and can be obtained on the SEC EDGAR website, or by emailing investments@fundrise.com. The prospectus should be read carefully before investing in the Fund.

The Fundrise Real Estate Interval Fund (the Fund) is an unlisted closed-end management investment company that is operated as an interval fund.

The Fund intends to elect to be taxed as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. There can be no assurance that the Fund will achieve its investment objective.

The Fund pursues its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in a diversified portfolio of private real estate and publicly traded real estate-related investments. Such investments may be comprised of the following primary asset classes: (i) private commercial real estate ("CRE") investments, primarily in the form of equity and debt ("Private CRE"), and (ii) publicly traded real estate debt and equity securities ("Publicly Traded Real Estate Securities"). The CRE assets underlying the Fund's Private CRE and Publicly Traded Real Estate Securities include office, retail, multifamily residential and industrial properties.

View full prospectus

Fund holdings

The Fundrise Real Estate Interval Fund recently began ramping up and has not yet acquired





its first project. Investors in the Fund can expect timely reporting on any acquisitions, significant progress, and payoffs.

Filed pursuant to Rule 497(a)
File No. 333-231940
Rule 482 ad

Historical performance

Performance data is not yet available. To learn more, see the Prospectus and Statement of Additional Information in the Literature section below.

Literature

All investors should consider the investment objectives, risks and charges and expenses of the Fund carefully before investing. Information regarding such considerations, including the prospectus of the '40 Act registered fund may be found below. Investors should read the prospectus carefully before investing.

Prospectus
EDGAR SEC link

Statement of Additional Information
EDGAR SEC link

1. Current distribution rate is expressed as a percentage equal to the currently declared distribution amount on an annualized basis (which is calculated by annualizing the current daily cash dividend per share without compounding), divided by the relevant net asset value per share. The current distribution rate shown may be rounded.

A portion of distributions may be a direct result of expense support payments provided by Fundrise Advisors, which are subject to repayment by the Fund within three years. The purpose of this arrangement is to ensure that the Fund bears an appropriate level of expenses. Any such distributions may not be entirely based on investment performance and can only be sustained if positive investment performance is achieved in future periods and/or Fundrise Advisors continues to make such expense support payments. Future repayments will reduce cash otherwise potentially available for distributions. There can be no assurance that such performance will be achieved in order to sustain these distributions. Fundrise Advisors has no obligation to provide expense support payments in future periods.

The Fund may fund distributions from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital, as well as net income from operations, capital and non-capital gains from the sale of assets, dividends or distributions from equity investments and expense support payments from Fundrise Advisors, which are subject to repayment. The sources of distributions may vary periodically. Please refer to the semi-annual or annual reports that will be filed with the SEC for the sources of distributions.

The Fund may be purchased as either part of an investment plan by Fundrise Advisors or individually.

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment.